HUNTINGTON INSURANCE

ATTN:                     Vicky Diehlman

440 POLARIS PKWY., #400

WESTERVILLE, OH 43082

INSURED:	HARBOR CAPITAL ADVISORS, INC.
PRODUCT:	DFIBond
POLICY NO:	81844480
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	81844480

NAME OF ASSURED: HARBOR CAPITAL ADVISORS, INC.

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Harbor Funds

Harbor Capital Appreciation Fund

Harbor Mid Cap Growth Fund

Harbor Large Cap Value Fund

Harbor Mid Cap Value Fund

Harbor Small Cap Value Fund

Harbor International Fund

Harbor International Growth Fund

Harbor High Yield Bond Fund

Harbor Bond Fund

Harbor Real Return Fund

Harbor Money Market Fund

Harbor Capital Advisors, Inc.

Harbor Funds Distributors, Inc.

Harbor Services Group, Inc.

Harbor Target Retirement Income Fund

Harbor Target Retirement 2010 Fund

Harbor Target Retirement 2015 Fund

Harbor Target Retirement 2020 Fund

Harbor Target Retirement 2025 Fund

Harbor Target Retirement 2030 Fund

Harbor Target Retirement 2035 Fund

Harbor Target Retirement 2040 Fund

Harbor Target Retirement 2045 Fund

Harbor Target Retirement 2050 Fund

Harbor Global Growth Fund

Harbor Unconstrained Bond Fund

Harbor Commodity Real Return Strategy Fund

Harbor Small Cap Growth Fund

Harbor Convertible Securities Fund

Harbor Emerging Markets Equity Fund

Harbor Small Cap Growth Opportunities Fund

Harbor Target Retirement 2055 Fund

Harbor Diversified International All Cap Fund [effective 11/1/2015]

Harbor International Small Cap Fund [effective 1/1/2016]

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 12, 2016

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 2